Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

dlansdale@fulbright.com	telephone: (210) 224-5575
direct dial: (210) 270-9367	facsimile: (210) 270-7205
September 23, 2005
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Ted Yu

Re:	Clear Channel Outdoor Holdings, Inc. Registration Statement on Form S-1 File No. 333-127375
Ladies and Gentlemen:
     On August 10, 2005, Clear Channel Outdoor Holdings, Inc. (the “Company”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its Class A Common Stock. The Company filed Amendment No. 1 to the Form S-1 on August 17, 2005. By letter dated September 9, 2005, the Company has received the Staff’s comments relating to the Form S-1 (the “Comment Letter”).
     In response to the Comment Letter, the Company has filed Amendment No. 2 to the Form S-1 (the "Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
1. We note that the $2.5 billion intercompany note was issued by your subsidiary on August 2, 2005 and subsequently distributed to Clear Channel Communications as a dividend on its common stock. In your response letter, please explain the business purpose for the issuance of the note and the subsequent distribution to Clear Channel Communications. In particular, tell us the relationship between the note’s issuance and the current offering of Class A common stock. For example, indicate whether the note was issued and distributed as consideration for the “transfer to [you] of certain assets related to [your] business not currently owned by [you],” as described on page 1.
     Response: At the request of Clear Channel Communications, a wholly-owned subsidiary of the Company issued the $2.5 billion intercompany note to the Company,
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Securities and Exchange Commission
September 23, 2005

which was subsequently distributed as a dividend in a series of transfers to Clear Channel Communications, our ultimate parent company. The issuance of the note was part of a plan in contemplation of the current offering of Class A common stock to set the appropriate capitalization for the Company and, thereby, maximize to Clear Channel Communications and its stockholders the value of Clear Channel Communications’ investment in the Company. In determining the amount of the note, the Company’s board of directors and Clear Channel Communications considered the Company’s ability to service the debt and the appropriate capital structure and leverage of the Company. The note was not issued and distributed as consideration for any transfer of assets from Clear Channel Communications to the Company or its subsidiaries.
2. Please be advised that, prior to any distribution of preliminary prospectuses, you should include the price range, the size of the offering, and all other required information in your amended registration statement so that we may complete our review. Refer to items 501(b)(2) and 501(b)(3) of Regulation S-K, Rule 430A of Regulation C, and Release No. 33-6714.
     Response: The Company will include the price range, the size of the offering, and all other required information by amendment prior to any distribution of preliminary prospectuses.
3. Please provide us with any graphics, pictures, or artwork that will be used in the prospectus.
     Response: All graphics, pictures, or artwork to be included in the prospectus are included in the revised EDGAR proof submitted with this letter.
Outside Front Cover Page
4. The information on the outside front cover page should be limited to that required by Item 501 of Regulation S-K or is otherwise material. Please revise the third paragraph on the outside front cover page to discuss only such information. Consider, for example, whether the conversion features of the Class B stock, which is not being offered pursuant to the registration statement, need to be discussed on the cover page.
     Response: The third paragraph on the outside front cover page of the prospectus has been revised accordingly.
5. We note that the managing underwriters are not identified on the cover page, as required by Item 501(b)(7) of Regulation S-K. To the extent that such underwriters have been retained, please disclose their identities on the cover page.
     Response: The Company will disclose the identities of the managing underwriters on the cover page by amendment prior to any distribution of preliminary prospectuses.

Securities and Exchange Commission
September 23, 2005

6. Please refer to the page following the cover page. Move the paragraph regarding the company’s trademarks to another section of the prospectus.
     Response: The Company has moved the paragraph regarding the Company’s trademarks under the Table of Contents.
Prospectus Summary, page 1
7. The business description provided on pages 1-6 is too lengthy, contains information better-suited for the “Business” section, and is repetitive of the information in the prospectus’ body. For example, the “Our Competitive Strengths” and “Our Strategy” sections merely repeat the information provided in the “Business” section. Item 503(a) of Regulation S-K and part IV.C. of Release No. 33-7497 state that you should limit the summary to a brief overview of the offering’s key aspects. Please revise accordingly. Further, as part of your revisions, we remind you to ensure your summary disclosure provides a balanced picture of your operations, financial condition, and structure. For example, please disclose your history of net losses, retained deficit and significant debt obligations.
     Response: We have revised the “Our Competitive Strengths” and “Our Strategy” sections to include bullet point lists of the Company’s strengths and strategy, with appropriate cross references back to the “Business” section for a more detailed description of those strengths and strategy. In addition, we have added to the “Prospectus Summary” and “Business” sections a new section entitled “Our Risks” to provide a balanced picture of the Company’s operations, financial condition and structure.
8. The second italicized paragraph explaining what “the company,” “we” and “us” mean is unnecessary and should be deleted. If you make your disclosure clear from its context, you do not need to define these terms.
     Response: The Company has revised the Form S-1 accordingly.
9. You mention on the page 1 that you provide advertising opportunities through “other out-of-home displays.” Your summary, however, describes only billboards, street furniture and transit displays. Please briefly describe the “other out-of-home displays” that the company offers.
     Response: The Company has revised the first sentence under “Our Business” on page 1 to describe the other out-of-home advertising displays used by the Company.
10. Please refer to the “Leading positions in key markets” discussion on page 2. Please explain briefly what being a “designated market area region” signifies.
     Response: The Company has revised the Form S-1 accordingly.

Securities and Exchange Commission
September 23, 2005

11. Please refer to the “Business model with significant financial flexibility” discussion on page 2. We note the use of vague phrases such as “relatively high levels of cash flows” and “consistent revenue growth.” Provide quantified disclosure that supports such characterizations. Explain what you mean by “relatively” high levels of cash flows. Are you comparing your cash flow to your competitors?
     Response: The Company has revised the disclosure under “Business model with significant financial flexibility” on page 78 to provide quantified disclosure and clarify the disclosure regarding cash flows. The Company is not comparing its cash flow to that of its competitors with this disclosure. We supplementally note that on page 1 of the prospectus we present OIBDAN, which is similar to cash flow from operations.
12. Clarify the way in which your management is “proven” on page 3.
     Response: The Company has deleted the word “Proven” on page 79 of the disclosure.
13. Please refer to the “Capitalize on global network...” section on page 3. Using clearer language, explain the meaning of the statement “these attributes allow us to amortize investment costs over a broad asset base.”
     Response: The Company has eliminated the reference to “these attributes allow us to amortize investment costs over a broad asset base” on page 3 and revised the disclosure under “Capitalize on global network and diversified product mix” on page 79 to clarify the language.
14. Please refer to “The Offering” section on page 7. Explain what the company means by “total economic interest of [your] common stock” that would be held by Clear Channel Communications after this offering.
     Response: The Company has revised the row headings on page 6 to refer to “percentage of outstanding shares” and “percentage of total voting power.”
15. Rather than stating “a portion of the outstanding balance,” please state the amount of the intercompany notes that will be paid with the proceeds of this offering. Revise the “Use of Proceeds” section accordingly.
     Response: The Company has revised the disclosure in the “Use of proceeds” line item on pages 6 and 7 and the fourth paragraph of the “Use of Proceeds” section on page 29 to include the amount of the intercompany notes that will be paid with the proceeds of the offering, assuming the initial public offering price is at the midpoint of the range to be set forth on the cover page of the prospectus.

Securities and Exchange Commission
September 23, 2005

Risk Factors, page 14
16. Please revise your subheadings so that they better reflect the risks discussed. Currently, some of your risk factor subheadings simply describe facts (e.g., “We face intense competition in the outdoor advertising industry;” “We are a controlled company...”), without mentioning the adverse result to you or your investors. Also revise those risk factor subheadings that are generic and could apply to any issuer in any industry, such as “Future acquisitions could have adverse consequences on our existing business or assets” and “We may be adversely affected by the occurrence of extraordinary events.”
     Response: The Company has revised certain of the subheadings throughout the “Risk Factors” section to better reflect the risks discussed and to discuss how the risks apply specifically to the Company.
17. Please revise to ensure that all risk factor discussions focus on describing risks, not just facts about the company and its business. For example, the risk factor “Our results of operations vary from quarter to quarter” on page 16 describes the variation in financial results; revise to better describe the resulting risks. Similarly, please revise the risk factor “If Clear Channel Communications spins off our high vote Class B common stock...” on page 26.
     Response: The Company has revised certain of its risk factor discussions to better describe the risks associated with the Company’s business and not just facts about the Company and its business.
18. Certain risk factor discussions are overly generic and should be revised to be more specific. For example, the risk factor discussion “Future acquisitions could have adverse consequences...” on page 16 should explain why the company, in particular, faces these risks. Similarly, the risk factor “Anti-trust regulations may limit future acquisitions” on page 16 is overly generic. If your company faces particular scrutiny from these regulators due to your dominant market position, this fact should be discussed in the risk factor. Please revise all other risk factors discussions that are similarly generic.
     Response: The Company has revised certain of its risk factor discussions that are overly generic to better describe the specific risks associated with the Company.
We have incurred net losses.., page 14
19. Please explain briefly the known reasons that the company believes may cause a “reduced demand for [your] advertising products” and “underutilization of [your] advertising faces.”
     Response: The Company has revised the risk factor disclosure under “We have incurred net losses and may experience future net losses” on page 13.

Securities and Exchange Commission
September 23, 2005

Government regulation of outdoor advertising..., page 14
20. Please refer to the third full paragraph (“From time to time...”). Describe the impact that the amortization ordinances adopted by municipalities within your existing market had on your business and financial results, if any. Provide a similar discussion for the impact of the taxes passed by certain jurisdictions on your outdoor advertising revenues.
     Response: The Company has revised the Form S-1, including its disclosure on page 13, accordingly.
21. The last paragraph describes international regulations of outdoor advertisers, not risks stemming from such regulations. Please revise to focus on describing the risks.
     Response: The Company has revised the disclosure on page 14 in the last paragraph of the risk factor relating to government regulation to include a discussion of the risks associated with international regulation of the outdoor advertising industry.
Doing business in foreign countries..., page 15
22. Please expand your explanations of how each of the risks listed on pages 15-16 could affect the company. In addition, expand your discussion of the “substantial tax liabilities” that could result if cash is repatriated back to the U.S.
     Response: The Company has revised its risk factor disclosure on doing business in foreign countries on pages 14 and 15 to better describe how the risks affect the Company. In addition, the Company has revised the disclosure on page 15 about the tax liabilities it could incur if cash is repatriated back to the United States.
The success of our street furniture..., page 16
23. Please explain in greater detail the reasons why you may not “successfully negotiate or complete [your] contracts” for advertisements on street furniture and transit products. For example, if the bidding for these contracts is highly competitive, this fact should be disclosed.
     Response: The Company has revised its disclosure on page 15 of the Form S-1 accordingly.
After this offering, we will have substantial debt obligations..., page 17
24. Please quantify the debt service obligations anticipated after this offering and consummation of the related transactions.
     Response: The Company has revised the disclosure on pages 16 and 17 to quantify its debt service obligations.

Securities and Exchange Commission
September 23, 2005

Additional restrictions on outdoor advertising..., page 18
25. Please quantify the revenues derived from the outdoor advertising for tobacco products and alcohol products in recent fiscal years.
     Response: The Company has revised the disclosure on page 18 to quantify its outdoor advertising revenue for tobacco and alcohol products.
We may be adversely affected by the occurrence of extraordinary events, page 19
26. Revise to address the anticipated impact of the damage associated with Hurricane Katrina in the Gulf Coast region on your business and financial condition, if material. Provide corresponding MD&A disclosure if necessary.
     Response: The Company has determined that the anticipated impact of the damage associated with Hurricane Katrina on the Company’s business and financial condition is not material. Therefore, no additional disclosure has been put in the Amendment.
Because Clear Channel Communications controls..., page 20
27. Please discuss the degree of control that Clear Channel Communications has on your company, including the ability to deter any change of control attempts, due to the various agreements between Clear Channel Communications and your company, e.g., trademark license agreement, intercompany note, master agreement, and the corporate services agreements.
     Response: The Company has revised its disclosure on pages 19 and 20 accordingly. We also note the risk factor entitled “The $2.5 billion intercompany note . . .” on page 17 which describes in additional detail restrictions imposed by the intercompany note and the Master Agreement.
If Channel Communications engages in the same type of business..., page 21
28. Please briefly elaborate on the nature of the “corporate opportunity policy” and explain why such policy poses a risk. For example, you should state here that, under the policy, Clear Channel Communications, rather than your company, will have the right to any corporate opportunity arising from a potential transaction in which both companies have an interest.
     Response: The Company has revised its disclosure on page 21 accordingly.
Any deterioration in the financial condition..., page 24
29. Please explain in greater detail how deterioration in Clear Channel Communications’ financial condition would increase your company’s borrowing costs or impair your company’s ability to access the capital markets. Similarly, explain how Clear Channel Communications can “enter into agreements or adopt policies” that may limit your ability to issue equity, incur debt, or meet your liquidity needs.

Securities and Exchange Commission
September 23, 2005

     Response: The Company has revised its disclosure on page 25 accordingly.
Use of Proceeds, page 29
30. Please state the current outstanding balances of the $1.4 billion and $73.0 million intercompany notes. We note from page 52 that, as of June 30, 2005, the company had approximately $1.7 billion of debt.
     Response: The Company has revised the disclosure in the second paragraph on page 29 to state that the outstanding balances of the notes remain the original principal amounts of $1.4 billion and $73.0 (all accrued interest has been paid on the notes). The $1.7 billion of debt from page 54 of the disclosure includes the outstanding balances on those notes plus approximately $191.9 of third-party debt.
31. Please state the amount of the balance of the “Due from Clear Channel Communications” intercompany account that will be used to reduce the outstanding amounts of the $1.4 billion and $73.0 million intercompany notes. Quantify the expected amount of the notes that will be considered as a contribution of capital by Clear Channel Communications.
     Response: The Company has revised its disclosure in the fourth paragraph on page 29 of the Form S-1 accordingly.
32. Based on your disclosure, it appears that the proceeds will be used to repay only the amounts due under the $1.4 billion and $73.0 million intercompany notes. The relevance of the $2.5 billion intercompany note in the Use of Proceeds section is unclear. Please either move the discussion of this third note to another part of the prospectus or explain its relevance to us.
     Response: The Company has revised the disclosure to move the discussion of the $2.5 billion intercompany note from the “Use of Proceeds” section on page 29 to a new section entitled “Description of Indebtedness” that begins on page 117.
Unaudited Pro Forma Combined Statements of Operations, page 34
33. Please separately present a line item for the weighted average common shares outstanding used to calculate historical and pro forma basic and diluted income (loss) before cumulative effect of a change in accounting principle per common share.
     Response: The Company has revised the disclosure on page 35 to present a new line item for “Weighted average common shares outstanding.”

Securities and Exchange Commission
September 23, 2005

Notes to Unaudited Pro Forma Combined Balance Sheet, page 37
34. Please present these transactions gross on the pro forma combined balance sheet.
     Response: The Company has revised the disclosure on the pro forma combined balance sheet on page 37 to present the pro forma adjustments gross.
Management’s Discussion and Analysis..., page 43
Overview, page 43
35. Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect the company’s financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the company’s ability to generate similar rates of growth, and any plans for expansion. Consider identifying the metrics used to gauge the company’s financial condition or performance (e.g., revenues per display, which is mentioned on page 50).
     Response: The Company has revised the disclosure to add three new paragraphs under the heading “Basis of Presentation” on page 44 in accordance with the Staff’s comments. In addition, the Company has added average revenue per display to the carryover paragraph at the top of page 44 as an additional metric to gauge the Company’s performance.
36. Discuss the financial impact of the increased costs you expect to incur as a result of operating as an independent public subsidiary of Clear Channel Communications. For example, you indicate in a risk factor on page 19 that you may incur increased costs associated with reduced economies of scale, costs for services and personnel, etc. What additional expenses will you incur since Clear Channel Communications will no longer cover these costs?
     Response: Similar to the Company’s response to comment 35 above, the financial impact of the increased costs the Company expects to incur as an independent public subsidiary are also discussed in the three paragraphs added under the heading “Basis of Presentation” on page 44.
37. Discuss whether Clear Channel Communications is planning to dispose of its interest in your company, if known. If it has any such plans, disclose the details of your plans to establish functions independently of Clear Channel Communications, including an estimate of the costs that you expect to incur in preparing the company to operate as a stand-alone entity.

Securities and Exchange Commission
September 23, 2005

     Response: The Company has revised the disclosure to add an additional paragraph under “Overview” to discuss Clear Channel Communications’ plans to retain its interest in the Company.
Results of Operations, page 45
38. Please refer to the “Revenues” section on page 45. Quantify the “decline in revenues from [your] media products in France” and how much this decline “offset” the growth. Provide similar quantified disclosure with respect to any factors that significantly affected your financial results for a particular period.
In addition, where multiple factors contributed to a particular financial result, please state, with quantified disclosure, how much each factor contributed to that result. For example, we note from page 46 that your domestic operations contributed approximately $94.9 million to the revenues during 2003 and that this contribution was due to both “increased rates and occupancy on [your] bulletin inventory” and your acquisition of The Ackerley Group. Please state how much of this increase was due to the increased rates and occupancy and how much was due to The Ackerley Group acquisition.
Finally, describe any known trends or uncertainties that had, or you expect may reasonably have, a material impact on your operations and if you believe that these trends are indicative of future performance. For example, it appears that rate increases contributed significantly to your growth in revenues; you should indicate whether management expects similar rate increases in the future. Similarly, indicate whether management expects significant growth in the number of displays in the future.
     Response: The Company has revised the disclosure on pages 46 and 47 under “Revenues” to quantify the decline in revenues from the Company’s media products in France. The Company has also revised the disclosure in the second full paragraph on page 47 to show the contribution to 2003 revenues of the Company’s acquisition of The Ackerley Group. In addition, the Company has revised the disclosure throughout “Management’s Discussion and Analysis” to quantify how much each of multiple factors contributed to a particular financial result.
     The Company’s business is dependent on the overall health of the economy and the advertising environment in each of the Company’s markets. Additionally, geopolitical events and governmental regulation can impact the Company’s operations. Currently, the Company is not aware of any trends relating to these factors that could materially impact the Company’s business. However, given the uncertainty surrounding these circumstances, the Company cannot predict the future impact that each might have. In response to comment 35 above, the Company has revised the disclosure on page 44 under “Overview” to state that the Company’s future economic performance is influenced by the economy and the advertising market as these macroeconomic factors have the most immediate material uncertainty surrounding the Company’s business.

Securities and Exchange Commission
September 23, 2005

39. Please explain the company’s definition of “divisional” operating expenses.
     Response: The Company has revised the disclosure to add a footnote to the table on page 46 to explain “divisional” operating expenses.
Income Taxes, page 47
40. Please revise your disclosure to more specifically discuss the factors that resulted in your effective tax rate of 89% for the year ended December 31, 2004. Also disclose in more detail the nature of the reversal of certain deferred tax liabilities, adjustments to your deferred tax asset and additional taxes due to certain tax contingencies.
     Response: The Company has revised the disclosure in the fourth and fifth paragraphs on page 49 to provide more detail to the tax rate discussion.
Domestic Results of Operations, page 49
41. Please disclose in more detail what you mean by fewer display takedowns and their effect on accelerated depreciation.
     Response: The Company has revised the disclosure in the fourth full paragraph on page 50 to provide more detail about display takedowns.
Use of OIBDAN and OIBN, page 51
42. We note that you use “OIBDAN” and “OIBN” to evaluate your segment. Please tell us how you use consolidated non-GAAP measures to evaluate your segment. Based on your MD&A and Note M of your financial statements, it appears to us that your measure of segment profit/loss is operating income and not these measures.
     Response: As described on page 53 of the Amendment, the Company uses OIBDAN as a measure of operational strengths and performance of the Company’s business in its industry. The Company uses OIBDAN for a number of internal and external purposes, including:
1.	As a measurement of operating performance because it assists the Company in comparing its performance on a consistent basis across various time periods by removing the impact of the Company’s capital structure, asset base and tax rates from its operating results.

2.	In presentations to its Board of Directors, so that the Board has the same measurement basis for operating performance used by Company’s management.

3.	In communications to investors, so that investors have the same measurement basis for operating performance used by the Company’s management. In addition, OIBDAN improves investors’ ability to understand the Company’s operating performance and compare the Company’s operating results with other companies that may have different capital structures, asset bases and tax rates.

Securities and Exchange Commission
September 23, 2005

4.	In analysis of acquisition targets and divestiture alternatives to evaluate (i) appropriate valuation ranges and (ii) the financial impact of a transaction on the Company’s operating performance.

5.	In competitor analysis to evaluate the Company’s operating performance and public market valuation relative to its peer group.

6.	As a measurement for determining operating budgets.

7.	As a basis for incentive bonuses paid to officers and employees.

8.	As a measurement for long term planning and forecasting. As an example, the Company’s long term forecasting model highlights OIBDAN projections.

9.	As a measure for compliance with leverage covenants in the Company’s bank credit facilities.

10.	In research reports which were published following the announcement of the Company’s initial public offering, equity analysts focused on OIBDAN and similar non-GAAP measures in their discussions regarding valuation.
     OIBDAN is widely used in the outdoor advertising industry to measure a company’s operating performance and helps investors more meaningfully evaluate and compare the results of operations from period to period with those of other companies in the outdoor advertising industry in each case without regard to items such as non-cash depreciation and amortization and non-cash compensation expense, which can vary depending upon the accounting method used and the book value of assets. In addition, the Company has determined that the amounts of OIBN and operating income for the Company are substantially equivalent; the Company has therefore removed from the Amendment all references to OIBN. Similar changes have been made on pages 12 and 42.
43. We note your disclosure concerning the material limitations associated with the use of “OIBDAN” and “OIBN” as compared to the most directly comparable GAAP measure, operating income. Please discuss the manner in which you compensate for these limitations when using these non-GAAP measures.
     Response: The Company has revised the disclosure on page 53 to discuss how it compensates for the material limitations in using OIBDAN.
44. You disclose that you use “OIBDAN” and “OIBN” to assess the ability of your assets to generate cash sufficient to pay interest on your indebtedness. It appears to us that you are using these measures to evaluate liquidity. If you are using these non-GAAP measures to evaluate liquidity, please reconcile them to the most closely comparable GAAP measure of liquidity, cash flows from operating activities. Also expand to disclose the substantive reasons why you believe the presentation of these measures provides useful information to investors regarding liquidity. We note the following disclosure on page 3: “Our fundamental goal is to increase stockholder value by maximizing our cash flow from operations worldwide.”

Securities and Exchange Commission
September 23, 2005

     Response: The Company uses OIBDAN as a measure of the operational strengths and performance of its business and not as a measure of liquidity. The Company has revised the disclosure on page 53 to describe why it believes the presentation of OIBDAN provides useful information to investors.
45. Provide an expanded discussion of management’s analysis of the company’s performance based on an evaluation of “OIBDAN” and “OIBN.” Describe the assessments or conclusions that management made.
     Response: The Company has revised the disclosure to add three new paragraphs under the OIBDAN reconciliation table on page 53 to provide an expanded discussion of management’s analysis of the Company’s performance based on an evaluation of OIBDAN.
Cash Flows, page 52
46. Please refer to page 53. Explain more clearly the nature of the “changes” in the “Due from Clear Channel Communications” balance that resulted in the $43.9 million increase in cash provided by operations.
     Response: The change in “Due from Clear Channel Communications” represents the net cash transferred to Clear Channel Communications as described on page F-22 of the amended filing. This activity was moved to the “Financing Activities” section of the Company’s cash flows statement in the amended filing. See the amended cash flows statement on pages F-6 and F-32 and discussion of the significant changes on pages 54 and 55.
47. Please refer to the “Investing Activities” section on page 53. Explain the reasons for the increase in cash used in investing activities for the six months ended June 30, 2005. Describe in greater detail the nature of the “acquisition activity” that occurred during 2004.
     Response: The Company made revisions to its cash flow statement that impacted the Net cash used in investing activities for the six months ended June 30, 2005 and 2004. See the Company’s amended filing (pages F-6 and F-32) for the corrected amounts.
     As a result of the revision, Net cash used in investing activities increased $4.5 million for the six months ended June 30, 2005 as compared to the six months ended June 30, 2004. The change is primarily due to a $7.5 million decrease in cash used related to an additional investment in a certain nonconsolidated affiliate during the six months ended June 30, 2004. No similar investment was made during the current period. This activity is shown on the line titled, “Decrease (increase) in investments in, and advances to nonconsolidated affiliates –net”.

Securities and Exchange Commission
September 23, 2005

     As a result of the revision, Net cash provided from operating activities changed due to the insertion of the line titled, “Foreign currency translation”. This amount relates to foreign currency exchange that is recorded on the balance sheet for the Company’s working capital account balances. The $29.9 million change in this line item for the six months ended June 30, 2005 as compared to the six months ended June 30, 2004 is directly related to the movement in the Euro to U.S. Dollar exchange during the current period (U.S. Dollar strengthened) as compared to the prior period (U.S. Dollar weakened).
     For the six months ended June 30, 2005, acquisitions of operating assets was flat as compared to the six months ended June 30, 2004. The Company’s acquired $54.1 million of operating assets for the six months ended June 30, 2004 primarily related to four separate domestic acquisitions of advertising structures and their related permits.
Liquidity, page 54
48. For the most part, the “Liquidity” section appears to repeat merely information already disclosed in other sections. The current discussion does not provide a clear picture of your ability to generate cash and meet existing and known short- and long-term cash requirements. Please revise to identify, in a clear and useful manner, all significant sources of liquidity available to your business after the offering. For example, clarify the nature of the “additional intercompany and third-party indebtedness” that provide “alternative sources of liquidity.” Explain the basis of the company’s belief that these sources will be available.
     Response: The Company has revised the disclosure on pages 55 to 58 in the “Liquidity” section to better describe its sources of capital.
49. Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures. Refer to Section IV of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
     Response: The Company has revised the disclosure on pages 58 and 59 in the “Liquidity” section to add a discussion regarding the Company’s uses of capital.
50. Your liquidity section should discuss the cash requirements for implementing your business strategy, as described in the prospectus (e.g., on pages 3-4). For example, provide detailed (and quantified, if possible) disclosure regarding how the company’s plans to “pursue new cost-effective technologies,” such as electronic displays, will affect the company’s cash needs (e.g., the effect of any increased research and development expenses). The liquidity section should indicate the source of funds for each anticipated cash need. Please refer to Release No. 33-8350 for additional guidance regarding the disclosure expected in the liquidity section.

Securities and Exchange Commission
September 23, 2005

     Response: The Company has revised the disclosure on page 59 under “Capital Expenditures” to discuss the cash requirements for implementing the Company’s business strategy.
51. Provide a clearer description of the relationship between your company and Clear Channel Communications with respect to the management of cash generated by your company after the offering. In this regard, provide detailed and useful discussion of the terms of the “cash management arrangement” between the two companies, including the definition of “excess operating cash” (including how this “excess” cash differs from the cash generated by your domestic and international operations), the terms of the “revolving demand promissory note” issued by Clear Channel Communications, the terms of the “uncommitted revolving demand promissory notes” issued by your company to Clear Channel Communications, and any limitations on your access to the commingled funds. Tell us whether the agreements governing the “cash management arrangement” will be filed as exhibits to the registration statement.
     Response: The Company has revised the disclosure on pages 57 and 58 to describe its cash management arrangements with Clear Channel Communications. The Corporate Services Agreement that governs the cash management arrangements will be filed as an exhibit to the Form S-1.
Covenant Compliance, page 55
52. Briefly describe the definition of “change of control” as provided in the $2.5 billion intercompany note. Also describe the terms governing the repayment of the note in case the company conducts an equity or debt offering. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent.
     Response: The Company has revised its disclosure on pages 59 and 60 of the Form S-1 under “Covenant Compliance” accordingly.
53. Please describe briefly the events that constitute events of default under the intercompany note, the $1.8 billion revolving credit facility, and the revolving promissory notes issued by your company and Clear Channel Communications.
     Response: The Company has revised its disclosure on pages 59 and 60 of the Form S-1 under “Covenant Compliance” accordingly.
Industry Overview, page 61
54. In your response letter, please tell us if any of the “third-party industry publications and surveys and forecasts” were prepared in connection with this registration statement. Confirm, if true, that these materials are publicly-available.

Securities and Exchange Commission
September 23, 2005

     Response: No third-party industry publication, survey or forecast was prepared in connection with the preparation of the Company’s registration statement. Any third-party industry publication, survey or forecast referred to in the registration statement was prepared independently by the third-party source. To our knowledge, the third-party industry publications, surveys and forecasts referred to in the registration statement are publicly available. In certain instances, a subscription to services provided by the third-party source is required in order to obtain the materials. To our knowledge, any such subscription may be obtained by payment of a fee.
Industry Metrics, page 61
55. Identify the “leading market research firm” mentioned in the first sentence of this section. Provide us with copies of the relevant excerpts that support the assertions made in the first paragraph of this section.
     Response: The Company has revised the disclosure on page 66 to identify the statistics of the OAAA, a different research firm from the “leading market research firm” originally identified.
Business, page 64
Our History, page 65
56. Please provide a brief discussion of the concurrent spin-off of CCE Spinco, Inc.
     Response: A brief discussion of the concurrent spin-off of CCE Spinco, Inc. has been included under the section “Our History” on page 70.
Legal Proceedings, page 76
57. With respect to your discussion of the Cabrera litigation, quantify the “portion” of damages that is covered by your insurance.
     Response: A discussion of the Company’s insurance coverage on the Cabrera litigation has been added to the second paragraph under the “Legal Proceedings” section.
Management, page 77
58. Once you select them, identify the additional directors and provide the biographical information for them as required by Item 401 of Regulation S-K. Also, we remind you to file consents for any persons about to be named as directors who have not signed the registration statement. See Securities Act Rule 438.

Securities and Exchange Commission
September 23, 2005

     Response: The identity of and information regarding the additional directors has been provided on pages 82 and 83. The Company has filed with the Amendment consents for any persons about to be named directors who will not sign the registration statement.
Director Compensation, page 81
59. Please quantify, if known, the “additional annual cash retainer” that will be paid to the chairpersons of the various committees.
     Response: The Company will quantify the amounts of the additional cash retainers to be paid to the chairpersons of the audit, compensation and nominating and governance committees as soon as the Company definitively determines those amounts.
Stock Ownership of Directors and Executive Officers, page 81
60. We note that the table on page 81 is as of March 11, 2005. Please update this table to the most recent practicable date.
     Response: The table on page 87 has been updated to September 15, 2005.
Employment Agreements, page 88
61. Currently, your exhibit list does not indicate the filing of any of the employment agreements discussed in this section. Advise us whether or not you intend to file the employment agreements pursuant to Item 601(b)(10) of Regulation S-K, and if not, why you believe you are not required to do so.
     Response: The Company has added to the exhibit list the employment agreements for Mark Mays, Randall Mays and Paul Meyer.
Arrangements Between Clear Channel Communications and Us, page 92
62. Please provide us with copies of the agreements discussed in this section. We may have further comments after reviewing these agreements.
     Response: Copies of certain of the agreements discussed in this section have been filed as exhibits to the Form S-1. The Company intends to file the remainder of the agreements as soon as possible.
Master Agreement, Page 92
63. Please refer to the “Other Provisions” section on page 95. Please briefly describe the “restrictions” on your ability to repurchase Class A stock or securities convertible into or exercisable for Class A stock, as mentioned in the first bullet-point sentence.

Securities and Exchange Commission
September 23, 2005

     Response: Under the first bullet-point of “Other Provisions” on page 100, the Company has added a description of the restrictions under the Master Agreement on its ability to repurchase shares of Class A common stock or securities convertible into or exercisable for Class A common stock.
Corporate Services Agreement, page 96
64. Disclose the amounts you are required to pay to Clear Channel Communications for the various corporate services or how those amounts will be determined. For example, explain how you will determine what is an “allocable portion” of the compensation and benefits costs in the last paragraph of this section. Similarly revise the disclosure about the royalty fee on page 101 to quantify the percentage of annual revenues that will comprise the basis for the fee.
     Response: The Company has revised its disclosure on pages 101 and 102 of the Form S-1 under “Corporate Services Agreement” accordingly. The Company has also revised the disclosure on page 106 to quantify the percentage of annual revenues that comprise the royalty fee.
Clear Channel Communications Agreements with Third Parties, page 101
65. Please briefly describe the nature of the “services” provided by the third-parties. Indicate, to the extent currently known, which of these services your company will continue to receive through the arrangement with Clear Channel Communications.
     Response: The Company has revised its disclosure in the Form S-1 under “Clear Channel Communications Agreements with Third Parties” accordingly.
Description of Capital Stock, page 103
66. Please provide us with copies of the amended and restated certificate of incorporation. We may have further comments after reviewing the material.
     Response: The amended and restated certificate of incorporation will be filed as an amendment to the Form S-1.
Material U.S. Federal Tax Considerations..., page 112
67. Avoid using all-capital letters for the last paragraph on page 112. Use alternative means to highlight this text.
     Response: The Company has revised the disclosure in the last paragraph on page 118 to avoid using all capital letters.

Securities and Exchange Commission
September 23, 2005

Underwriting, page 115
68. Please disclose the factors that will be used by the underwriters in determining whether to release the shares subject to the lock-up agreements. Indicate whether there is any current intention to release those shares prior to the expiration of the lock-up periods.
     Response: The Company has revised the disclosure in the carryover paragraph on pages 121 and 122 to include a discussion of the factors that will be used to determine whether to release shares subject to lock-up agreements and of release prior to expiration of any lock-up period.
Available Information, page 117
69. The new address for the Public Reference room is 100 F Street, N.E., Washington, D.C. Please revise accordingly.
     Response: The Company has revised the disclosure under “Available Information” on page 123 to change the address.
Report of Independent Registered Public Accounting Firm, page F-2
70. Please remove the preamble by amending the registration statement before its effectiveness.
     Response: The preamble will be removed by amendment prior to the effectiveness of the registration statement.
Combined Balance Sheets, page F-3
71. Please comply with Rule 5-02(19) and (20) of Regulation S-X.
     Response: The Company has revised the disclosure on pages F-3 and F-29 to revise the Combined Balance Sheet.
Combined Statements of Cash Flows. page F-6
72. Please disclose cash paid for income taxes on your behalf by your parent.
     Response: The Company has revised the disclosure on page F-6 to disclose cash paid for income taxes.
Combined Statement of Operations, page F-4
73. Please comply with Rule 5-03 of Regulation S-X.

Securities and Exchange Commission
September 23, 2005

     Response: With the changes referenced in comment 74 below, the Company has reviewed Rule 5-03 of Regulation S-X and believes it has complied with all aspects of this rule in preparing its Statement of Operations.
74. Please comply with SAB 11B.
     Response: The Company has revised the disclosure on pages F-4 and F-30 to revise the Operating Expenses section of the Statements of Operations.
Note B — Definite-lived Intangibles, page F-13
75. Please disclose the weighted average amortization period in total and by major asset class under paragraph 44(c) of FAS142.
     Response: The disclosures required under paragraph 44(a)(3) of FAS142 are required in the period of acquisition. During 2004 and 2003, the Company acquired approximately $1.6 million and $15.7 million, respectively, in contractual rights, which the Company did not consider material for disclosure. The primary driver of the change in the gross carrying amounts of the Company’s definite lived intangibles during 2004 and 2003 was foreign exchange translation. Therefore, the Company does not believe that any additional disclosure is necessary.
Note B — Indefinite-lived Intangible, page F-14
76. Please refer to Clear Channel Communication, Inc.’s letter dated January 12, 2004 addressed to the staff concerning the billboard permits. In this letter, Clear Channel stated “...we do not use the residual method to value any intangible assets other than goodwill...” and (w)e obtained the fair value of our permits from a third-party independent appraiser.” It appears to us that Clear Channel tested impairment of their billboard permits under the direct method since the adoption of FAS 142. Please tell us why your disclosures are inconsistent with Clear Channel’s letter.
     Response: EITF D-108 states that a direct value method should be used to determine the fair value of all intangible assets required to be recognized under FAS141. It is the Company’s understanding that there are generally accepted direct valuation methods, the most commonly used being the income method (also referred to as the “Jefferson Pilot Method” or “Greenfield Method”) and the market transaction method (the “Stick Method”). Although Clear Channel Communications stated in its letter to the Staff dated January 12, 2004 that Clear Channel Communications does not use the residual method to value any intangible assets other than goodwill, Clear Channel Communications did not use a direct method. This statement was made in context of the definition described in the comment letter from the Staff dated December 16, 2003, which does not describe the method previously used by Clear Channel Communications. Clear Channel Communications also stated in its letter dated January 12, 2004 that Clear Channel

Securities and Exchange Commission
September 23, 2005

Communications obtains the fair value of its permits from a third-party independent appraiser. Prior to EITF D-108, a third-party appraiser was assisting Clear Channel Communications in the calculation of the fair value of its intangible assets using a method other than a direct method.
     The method used by Clear Channel Communications prior to adopting EITF D-108 to allocate purchase price to acquired assets and liabilities assumed was not a “pure” residual method. More specifically, the method did not allocate the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in its entirety to an “indistinguishable” intangible asset. Rather, the method split this excess amount, or the “residual,” into two intangible assets, permits and goodwill. The allocation of the calculated “residual” between permits and goodwill was not dependent on the characteristics of the assets acquired nor did it take into account the specifics of the market in which the acquired assets operated. As such, the Company believes that the method used by Clear Channel Communications was not a direct valuation method as prescribed in EITF D-108.
Note E — Asset Retirement Obligation, page F-18
77. Please tell us the nature of the 2004 changes in your estimates of the remediation costs.
     Response: In the Company’s determination of the fair value of its asset retirement obligation in 2004, a higher estimate of the cost to remove an advertising structure was used as compared to the estimate used when the Company adopted FAS143 in 2003. The change in the Company’s estimate was made based upon new information regarding current costs that it incurred associated with the removal of these assets. In accordance with paragraph 15 of FAS143, the increase in the Company’s liability was recorded as an increase to the carrying amount of its liability and an increase to the related asset. The amount of the upward revision was discounted using a current credit-adjusted risk-free rate.
Note M — Segment Data, page F-27
78. Please tell us and disclose why you have revenue and assets derived from the company’s foreign operations in the Domestic data.
     Response: The Company’s domestic segment includes operations in North and South America, which is disclosed on Page F-7 in Note A, “Nature of Business”. The Company has revised the disclosure on page F-27 in Note M to describe the Company’s domestic and international operating segments.
Financial Statement Schedules, page II-3
79. Please provide Schedule II under Rule 5-04 of Regulation S-X.

Securities and Exchange Commission
September 23, 2005

     Response: The Company has revised the disclosure on page II-3 to add Schedule II.
Exhibits
80. Please file the legality opinion as soon as possible. We may have comments after we have had an opportunity to do so.
     Response: The Company will file the legality opinion by amendment.
* — * — * — * — * — *
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (210) 224-5575.

Very truly yours,
/s/ Daryl L. Lansdale, Jr.

Daryl L. Lansdale, Jr.

cc:	Larry Spirgel (Securities and Exchange Commission)
Michele M. Anderson (Securities and Exchange Commission)
Robert Carroll (Securities and Exchange Commission)
Dean Suehiro (Securities and Exchange Commission)
John Tippit (Clear Channel Communications, Inc.)
John W. White (Cravath, Swaine & Moore LLP)